SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **June 24, 2003**

ULTRASTRIP SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Florida	**000-25663**	**65-0841549**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3515 S.E. Lionel Terrace, Stuart, Florida 34997
(Address of principal executive offices)(Zip code)

Registrant's telephone number, including area code: **(772) 287-4846**

Item 5. Other Events and Regulation F-D Disclosure.

On June 24, 2003, UltraStrip Systems, Inc. announced the sale of two robotic systems to Jackwell Engineering PTE Ltd. of Singapore under the terms of a five-year exclusive licensing agreement. A copy of the press release making such announcement is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

In August 2002, the Company signed a five-year exclusive licensing agreement with Jackwell. Under the terms of the agreement, in order to maintain exclusivity in the Singapore market, Jackwell has agreed to purchase up to twenty (20) systems over the next 5 years for an aggregate purchase value of up to $25 million and to pay to UltraStrip a percentage of its gross revenues from coatings removal over the term of the agreement.

Item 7. Financial Statements and Exhibits.

(c)   Exhibits

99.1   Press Release dated June 24, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ULTRASTRIP SYSTEMS, INC.

By: /s/ ROBERT O. BARATTA
Name: Robert O. Baratta
Title: President, Chief Executive Officer
          And Vice Chairman

Dated: June 27, 2003

EXHIBIT INDEX

99.1   Press Release dated June 24, 2003

Exhibit 99.1

Press Release

3515 SE Lionel Terrace
Stuart, FL 34997
Tel: 772-287-4846
Fax: 772-781-4778
http://www.ultrastrip.com

For Release: June 24, 2003
Contact: Mickey Donn, Sr. VP of Operations
772-287-4846 ext. 105 or email, mdonn@ultrastrip.com

UltraStrip Announces $25 Million Long-Term Contract with Singapore Firm

Stuart, Florida, June 24/PRNewswire/--

UltraStrip Systems, Inc. ("UltraStrip"), the developer of innovative robotic ship hull cleaning equipment, announced today that Jackwell Engineering Pte Ltd, a Singapore surface preparation service contractor firm, has placed an initial order for two robotic systems for delivery in September 2003 under the terms of a five year contract with UltraStrip, originally entered into in August 2002, providing for the purchase of up to $25 million of UltraStrip's robotic systems under an exclusive licensing arrangement for the M3500 Robotic System in Singapore.

Under the agreed purchase order and payment terms entered into by Jackwell and UltraStrip on June 19, 2003, Jackwell has agreed to make a $950,000 down payment to UltraStrip prior to July 4, 2003 for the manufacture of the first two systems. Representatives of Jackwell and its partner, Asia Crossing Pte Ltd., have stated to management of Ultrastrip that payment is being arranged by Asia Crossing Pte Ltd. The payment balance is to be made to UltraStrip four weeks prior to delivery of the two systems in September 2003.

UltraStrip has agreed to make delivery and complete training services to Jackwell through an existing domestic surface preparation service contract. To maintain exclusivity in the Singapore market, Jackwell has agreed to purchase up to twenty (20) systems under the terms of the five-year arrangement. Before the end of July, principals from both companies plan to meet to discuss accelerating these commitments.

President and CEO Dr. Robert O. Baratta states, "UltraStrip Systems is delighted to establish this relationship with Jackwell Engineering. Jackwell is an aggressive competitor in one of the premier ship repair countries in the world and the robotic systems produced by UltraStrip will give them a productivity advantage over competing contractors in Singapore's ship repair business. Jackwell will assume a leadership role in addressing the environmental issues created by grit blasting."

Jack Ng, President of Jackwell Engineering, said, "UltraStrip's M3500 is the state of the art paint removal equipment in the world today and we are excited to be the exclusive contractor for the Singapore ship repair industry. There are tremendous advantages to the use of ultra high-pressure water with complete containment of the toxic paint over the current method of grit blasting. The air will no longer be filled with grit contaminating the atmosphere, the ocean, and the health of our workers. It is safe, highly productive, and environmentally friendly. What more could we ask for?"

UltraStrip develops and manufactures robotic solutions to environmental problems in the surface preparation and coatings removal industry and has developed portable, self-contained filtration equipment for possible use in homeland security. UltraStrip's patented robotic water jetting systems are designed to provide an environmentally safe coatings removal process in both heavy marine and above ground storage tank applications. The robotic systems represent a significant innovation in the surface preparation of ships and other structures. UltraStrip's patented systems have been used on the *USS Eisenhower*, a U.S. Navy Nimitz-class aircraft carrier, the *USS Cole*, the U.S. Navy destroyer attacked in Yemen in October 2000, the *USS Doyle*, a Navy guided missile destroyer, the *USS Shreveport*, *LPD-17*, Carnival and NCL cruise ships, as well as in the Lisnave Ship Yard in Portugal, one of the world's busiest commercial yards for the heavy marine industry. Information on UltraStrip can be obtained through its recently updated website http://www.ultrastrip.com.

Forward Looking Statements: This press release may include information that could constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements may involve risks and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward- looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the Company's Securities and Exchange Commission filings.

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